Exhibit 2.1
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
          THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the “Amendment”) dated as of July 15, 2010, is by and among American Italian Pasta Company, a Delaware corporation (the “Company”), Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), and Excelsior Acquisition Co., a Delaware corporation (“Merger Sub”). Capitalized terms used herein that are not otherwise defined have the meanings set forth in the Agreement and Plan of Merger dated as of June 20, 2010 by and among the Company, Parent and Merger Sub (the “Merger Agreement”).
          WHEREAS, the Company, Ralcorp and Merger Sub desire to amend the Merger Agreement;
          NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Parent and Merger Sub agree as follows:
1.	Amendment to Section 2.04(b). Section 2.04(b) of the Merger Agreement shall be amended in its entirety to read as follows:
     (b) The Top-Up Option may be exercised by Merger Sub one time only at any time following the Acceptance Time, or if any Subsequent Offering Period is provided, following the Expiration Date of the Subsequent Offering Period. Notwithstanding anything in this Agreement to the contrary, the Top-Up Option shall not be exercisable unless (i) at the time of exercise Merger Sub owns at least 60% of the total number of Shares outstanding but less than the Requisite Short-Form Merger Shares and would own either (x) the Requisite Short-Form Merger Shares after the exercise of the Top-Up Option or (y) the number of Shares that, when added to the number of Shares already issued, will cause the Company to have issued all the Shares it is authorized to issue under its certificate of incorporation, (ii) the number of Shares issuable upon exercise of the Top-Up Option does not exceed the number of authorized but unissued Shares and (iii) no provision of Applicable Law (including, without limitation, applicable rules and regulations of NASDAQ) shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price, without interest. Such purchase price may be paid by Merger Sub, at its election, either entirely in cash or by paying the par value of such Shares in cash and by executing and delivering to the Company a promissory note guaranteed by Parent having a principal amount equal to the balance of such purchase price. Any such promissory note shall be full recourse against Parent and Merger Sub, be secured by the Top-Up Shares, be due one year from the date the Top-Up Shares are issued and bear interest at the rate of 8% per annum and may be prepaid without premium or penalty.

2.	Amendment to Section 2.04(d). Section 2.04(d) of the Merger Agreement shall be amended in its entirety to read as follows:
     (d) In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall deliver to the Company not later than five business days after the Acceptance Time or if any Subsequent Offering Period is provided, following the Expiration Date of the Subsequent Offering Period a notice (the “Top-Up Notice”) setting forth (i) the number of Top-Up Shares that Merger Sub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Merger Sub intends to pay the applicable purchase price and (iii) the place and time at which the closing of the purchase of such Top-Up Shares by Merger Sub is to take place. At the closing of the purchase of the Top-Up Shares, Parent and Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or if the Company does not then have certificated Shares, the applicable number of book-entry Shares. The parties hereto agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 12.01, and if not so consummated on such day, as promptly thereafter as possible. The parties further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with Section 253 of Delaware Law and as contemplated by Section 9.06 as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares.
3.	Amendment to Section 4.05(d). The following sentence shall be added to the end of Section 4.05(d) of the Merger Agreement:
The parties hereby agree and acknowledge that in any appraisal proceeding with respect to the Dissenting Shares and to the fullest extent permitted by applicable law, the fair value of the Dissenting Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Merger Sub to the Company in payment for the Top-Up Shares.
4.	Amendment to Section 12.03(a). Section 12.03(a) of the Merger Agreement shall be amended in its entirety to read as follows:
     (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Acceptance Time (i) there shall be no amendment reducing the Merger Consideration without unanimous approval of the committee of Continuing Directors; (ii) there shall be no amendment or waiver that pursuant to Delaware Law requires further Company Stockholder Approval without their further approval and; (iii) any other amendment to the Merger

Agreement shall require the approval by a majority of the committee of Continuing Directors.
5.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.
6.	Full Force and Effect. Except as amended hereby, the Merger Agreement, and all of its terms and conditions, shall remain in full force and effect.
7.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.
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          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

Ralcorp Holdings, Inc.
By:	/s/ Kevin J. Hunt
	Name:	Kevin J. Hunt
	Title:	Co—CEO & President

Excelsior Acquisition Co.
By:	/s/ Kevin J. Hunt
	Name:	Kevin J. Hunt
	Title:	CEO & President

American Italian Pasta Company
By:	/s/ John P. Kelly
	Name:	John P. Kelly
	Title:	President & CEO
Signature Page to Amendment to Agreement and Plan of Merger